April 10, 2017

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warrior Met Coal, LLC (to be converted into a corporation named Warrior Met Coal, Inc.)

Registration Statement on Form S-1

File No. 333-216499

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join in the request of Warrior Met Coal, LLC (to be converted into a corporation named Warrior Met Coal, Inc.) that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern time, on April 12, 2017 or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: April 3, 2017

(ii)	Dates of distribution: April 3, 2017 through the date hereof

(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 1,385

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John M. Traugott
Name:	John M. Traugott
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dylan Tornay
Name:	Dylan Tornay
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Vice President

[Signature Page – Underwriters’ Acceleration Request]